UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period ending September 30, 2016

MIMECAST LIMITED

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

Tel: +44 0207 847 8700

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Mimecast Limited, dated November 9, 2016, entitled “Mimecast Announces Second Quarter 2017 Financial Results,” announcing the Company’s financial results for the three and six month periods ended September 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIMECAST LIMITED

Date: November 9, 2016	By:	/s/ Peter Campbell
Peter Campbell
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of Mimecast Limited dated November 9, 2016, entitled “Mimecast Announces Second Quarter 2017 Financial Results.”